Exhibit 99.1

RYDE GROUP LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

RYDE GROUP LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2023	June 30, 2024	June 30, 2024
	S$’000	S$’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	1,694	2,976	2,196
Accounts receivable, net	30	37	27
Deposits, prepaid expenses and other current assets	660	4,271	3,152
Deferred initial public offering (“IPO”) costs	2,079	-	-
Total current assets	4,463	7,284	5,375

Non-current assets
Property and equipment, net	61	32	24
Intangible assets, net	673	718	530
Goodwill, net	-	-	-
Total non-current assets	734	750	554

TOTAL ASSETS	5,197	8,034	5,929

LIABILITIES
Current liabilities
Accounts payable	5,463	3,809	2,811
Accrued expenses and other current liabilities	1,922	1,048	773
Convertible loans	2,303	-	-
Note from a shareholder	2,850	-	-
Operating lease obligations	49	25	18
Total current liabilities	12,587	4,882	3,602

Non-current liabilities
Deferred tax liabilities	32	32	24
Total non-current liabilities	32	32	24

TOTAL LIABILITIES	12,619	4,914	3,626

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0002 of nominal or par value, 175,000,000 Class A Ordinary Shares and 75,000,000 Class B Ordinary Shares authorized, 17,339,871 Class A Ordinary Shares as of June 30, 2024 (2023: 12,571,044) and 3,542,400 Class B Ordinary Shares issued and outstanding for both periods	4	6	4
Additional paid-in capital	18,663	42,708	31,514
Accumulated deficit	(25,893)	(39,423)	(29,089)
Foreign currency translation reserve	(117)	(80)	(59)
(Deficit)/Equity attributable to owners of the Company	(7,343)	3,211	2,370
Non-controlling interests	(79)	(91)	(67)
Total shareholders’ (deficit)/equity	(7,422)	3,120	2,303
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,197	8,034	5,929

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

RYDE GROUP LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2023	2024	2024
	S$’000	S$’000	US$’000

Revenue	5,232	4,376	3,229

Other income	49	43	32
Drivers and riders cost and related expenses	(3,669)	(1,975)	(1,457)
Employee benefits expenses	(963)	(1,102)	(813)
Depreciation and amortization expenses	(181)	(247)	(182)
Finance costs	(52)	(75)	(55)
Other expenses	(3,751)	(4,755)	(3,509)
Operational loss	(3,335)	(3,735)	(2,755)
Impairment of goodwill	(664)	-	-
Share-based compensation	-	(9,807)	(7,237)
Loss before income taxes	(3,999)	(13,542)	(9,992)
Income tax expense	-	-	-
Net loss	(3,999)	(13,542)	(9,992)
Less: Net loss attributable to non-controlling interest	(30)	(12)	(9)
Net loss attributable to Ryde Group Ltd	(3,969)	(13,530)	(9,983)

Net loss	(3,999)	(13,542)	(9,992)
Other comprehensive loss
Foreign currency translation adjustment	-	37	27
Total other comprehensive loss	(3,999)	(13,505)	(9,965)
Less: Comprehensive loss attributable to non-controlling interest	(30)	(12)	(9)
Comprehensive loss attributable to Ryde Group Ltd	(3,969)	(13,493)	(9,956)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.34)	(0.81)	(0.60)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted (‘000)	11,702	16,577	16,577

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

RYDE GROUP LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Ordinary Shares
	Class A Shares Outstanding	Class B Shares Outstanding	Par value		Additional paid-in capital	Accumulated deficit	Foreign currency translation reserve	Deficit attributable to owners of the Company	Non- controlling interests	Total equity
	‘000	‘000	S$’000		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

For the six months ended June 30, 2023

Balance as of January 1, 2023	8,159	3,543	3		8,101	(13,066)	-	(4,962)	(37)	(4,999)
Net loss	-	-	-		-	(3,969)	-	(3,969)	(30)	(3,999)
Balance as of June 30, 2023	8,159	3,543	3		8,101	(17,035)	-	(8,931)	(67)	(8,998)

For the six months ended June 30, 2024
Balance as of January 1, 2024	12,571	3,543	4		18,663	(25,893)	(117)	(7,343)	(79)	(7,422)

Net loss	-	-	-		-	(13,530)	37	(13,493)	(12)	(13,505)
Conversion of convertible loan from third parties	68	-	-	*	372	-	-	372	-	372
Share-based compensation	1,500	-	1		9,863	-	-	9,864	-	9,864
Issuance of new Class A Shares	3,200	-	1		13,810	-	-	13,811	-	13,811
Balance as of June 30, 2024	17,339	3,543	6		42,708	(39,423)	(80)	3,211	(91)	3,120

			US$’000		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of June 30, 2024	17,339	3,543	4		31,514	(29,089)	(59)	2,370	(67)	2,303

*	Amount less than S$1,000.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

RYDE GROUP LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2023	2024	2024
	S$’000	S$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(3,999)	(13,542)	(9,992)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	150	218	161
Depreciation	31	29	21
Amortization of debt issuance cost	45	15	11
Interest expense	-	60	44
Impairment of goodwill	664	-	-
Share-based compensation	-	9,807	7,237
Net effect of exchange rates changes	-	94	69

Changes in assets and liabilities:
Accounts receivable, net	68	(7)	(5)
Deposits, prepaid expenses and other current assets	(163)	(3,612)	(2,665)
Accounts payable	773	(1,654)	(1,221)
Accrued expenses and other current liabilities	(90)	(905)	(667)
Operating lease obligations	-	(25)	(18)
Net cash used in operating activities	(2,521)	(9,522)	(7,025)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(23)	-	-
Additions in intangible assets	(229)	(263)	(194)
Cash acquired from acquisition of subsidiaries	63	-	-
Net cash used in investing activities	(189)	(263)	(194)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of new Class A Shares	-	15,889	11,723
Proceeds from note from a shareholder	2,000	950	701
Repayments of note from a shareholder	-	(3,800)	(2,804)
Repayments of convertible loans	-	(1,972)	(1,455)
Net cash provided by financial activities	2,000	11,067	8,165

Net change in cash and cash equivalents	(710)	1,282	946
Cash and cash equivalents at beginning of year	3,007	1,694	1,250
Cash and cash equivalents at end of period	2,297	2,976	2,196

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	-	60	44
Cash paid for income tax	-	-	-

Non-cash investing activities:
Non-cash transactions from acquisition of subsidiaries	600	-	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

Ryde Group Ltd (the “Company”) is an investment holding company incorporated on February 21, 2023 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Ryde Group (BVI) Ltd (“Ryde BVI”) incorporated under the laws of the British Virgin Islands (“BVI) on February 22, 2023. Ryde BVI has no substantial operations other than holding all of the equity interest of Ryde Technologies Pte. Ltd., a Singapore company incorporated on September 2, 2014.

The Company through its subsidiaries provide mobility and quick commerce solutions to its consumers. Ryde is a technology-driven platform that offers reliable, affordable, and sustainable mobility and quick commerce solutions to our consumers. The Company’s core business is divided into two categories: (i) mobility, which involves providing flexible and scheduled carpooling and ride-hailing services, matching riders with our network of driver partners; and (ii) quick commerce, which involves on-demand, scheduled, and multi-stop parcel delivery services. Our technology-enabled platform enables us to provide efficient, personalized, and cashless payment services, ensuring a seamless user experience for both riders and partners. Ultimately, Ryde is dedicated to providing sustainable, affordable, and convenient mobility and delivery solutions to our consumers.

Ryde Group Ltd, and its subsidiaries are collectively referred to as the “Group” or “Ryde”.

The Company is headquartered in Singapore.

On May 5, 2023, the Company completed an internal reorganization of Ryde Technologies Pte. Ltd. whereby certain then existing shareholders, who collectively owned 99.26% of the equity interests of Ryde Technologies Pte. Ltd. prior to the reorganization, transferred their respective ordinary shares in the capital of Ryde Technologies Pte. Ltd. to the Company’s nominee, Ryde Group (BVI) Ltd. In consideration thereof, the Company had allotted and issued an aggregate of 4,503,985 ordinary shares comprising 3,263,666 Class A Ordinary Shares of the Company and 1,240,319 Class B Ordinary Shares of the Company to such shareholders of Ryde Technologies Pte. Ltd. Zou Junming Terence has transferred his share in Ryde Group (BVI) Ltd to the Company, in consideration thereof, the Company had allotted and issued 176,640.8 Class B Ordinary Shares of the Company to Zou Junming Terence, in accordance with and subject to the terms of the Restructuring Agreement. The Restructuring Agreement was entered into to facilitate a corporate restructuring in connection with the Company’s listing on the NYSE American. After the reorganization, Ryde Technologies Pte. Ltd. became a 99.26% subsidiary of Ryde Group (BVI) Ltd, who is in turn, a wholly-owned subsidiary of Ryde Group Ltd. These entities are under common control, accordingly, the condensed consolidated interim financial statements are prepared on the basis as if the reorganization became effective on 1 January 2023, as presented in the accompanying condensed consolidated interim financial statements of the Company.

The condensed consolidated interim financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities

Ryde Group (BVI) Limited	February 22, 2023	100%	British Virgin Islands	Investment holding
RGT (BVI)	May 14, 2024	100%	British Virgin Islands	Investment holding
RCS (BVI) Ltd	May 14, 2024	100%	British Virgin Islands	Investment holding
Ryde Technologies Pte. Ltd.	September 2, 2014	99.26%	Singapore	Mobility and quick commerce solutions
Meili Technologies Pte. Ltd.	November 30, 2020	99.26%	Singapore	Quick Commerce solutions
Meili Technologies Malaysia Sdn. Bhd.	December 16, 2021	99.26%	Malaysia	Dormant

The major rights, preferences and privileges of the Class A and Class B Ordinary Shares are as follows:

Conversion rights

Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

F-6

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview (continued)

Dividend rights

The holders of Class A and Class B ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors).

No dividends on ordinary shares have been declared for the period/year ended June 30, 2024 and December 31, 2023.

Liquidation preferences

In the event of any liquidation, dissolution, or winding up of the Company, either voluntarily or involuntarily, the holders of Class A and Class B ordinary shares are entitled to any distribution of any assets or funds in proportion to the par value of the shares held by them.

Voting rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A Ordinary Share shall be entitled to one vote and each Class B Ordinary Share shall be entitled to 10 votes on all matters subject to the vote at general meetings of our Company.

2	Summary of significant accounting policies

Basis of presentation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Liquidity

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. As of June 30, 2024, the Company has negative cash flow from operating activities of S$9,522,000 (US$7,025,000). The Company’s working capital was positive S$2,402,000 (US$1,773,000) as of June 30, 2024 and the Company had S$2,976,000 (US$2,196,000) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of June 30, 2024.

On September 26, 2024, the Company completed its follow-on public offering. In this offering, the Company issued 5,300,000 units, each consisting of one Class A Ordinary Share and one warrant to purchase a Class A Ordinary Share at a price of US$0.85 per unit. The Company received gross proceeds in the amount of US$4.5 million before deducting any underwriting discounts or expenses.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	cash and cash equivalents generated from operations;
●	other available sources of financing from Singapore banks and other financial institutions;
●	financial support from the Company’s related parties and shareholders;
●	issuance of additional convertible notes; and
●	obtaining funds through a future raise debt and equity.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business.

Based on the above considerations, management believes that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Company will be successful in implementing the foregoing plans or additional financing will be available to the Company on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Company’s plans such as (i) changes in the demand for the Company’s services, (ii) government policies, and (iv) economic conditions in Singapore and worldwide. The Company’s inability to secure needed financing when required may require material changes to the Company’s business plan and could have a material impact on the Company’s financial conditions and result of operations.

F-7

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiaries in the British Virgin Islands is United States Dollars (“USD” or “US$”). All information presented in S$ have been rounded to the nearest thousand, unless otherwise stated.

Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of operations and comprehensive loss, unaudited interim condensed consolidated statements of changes in shareholders’ equity and unaudited interim condensed consolidated statements of cash flows from SGD into USD as of June 30, 2024 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7379, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents represent cash in bank and are unrestricted as to withdrawal or use.

Accounts receivable,net

Accounts receivable mainly represent amounts due from clients that meet the revenue recognition criteria. These accounts receivable are recorded net of any allowance for doubtful accounts. Management reviews its receivables on a regular basis to determine whether the allowance for doubtful accounts is adequate and provides an allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Deposits, prepaid expenses and other current assets

Deposits, prepaid expenses and other current assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2024 and December 31, 2023, management believes that the Company’s deposits, prepaid expenses and other current assets are not impaired.

F-8

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Use of estimates

The preparation of condensed consolidated interim financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, impairment of long-lived assets, and allowance for credit losses on receivables, and provision for expired credit. Actual results may differ from these estimates.

Provision for expired credit

Provision for expired credit represent all expired credits that are not redeemed by consumers. A provision for expired credit is recognized when the credit expires, if the amount of the obligation can be estimated reliably. The provision is recognized as a reduction of expense in the consolidated income statement, and as an asset on the consolidated balance sheet. The amount of the provision for expired credit is estimated based on historical experience and the expected rate of redemption. The estimate is reviewed regularly and adjusted if necessary, based on actual experience.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Computer	3 years
Office equipment	3 years
Renovations	3 years
Operating lease right-of-use assets	2 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Developed technology

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an individual project is recognized only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the assets, how that asset will generate future economic benefits, the availability of resources to complete and the ability to measure reliably the expenditure during the development. Developed technology have finite useful life and are amortized over a period of expected sales from the related project of 3 years on a straight-line basis from the date that they are available for use.

Business combinations

We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected on the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Goodwill

Goodwill is measured at cost less accumulated impairment losses. Goodwill is not subject to amortization, but is tested for impairment on an annual basis during the fourth quarter or whenever events or changes in circumstances indicate the carrying value of the reporting unit may be in excess of its fair value. As part of the annual goodwill impairment test, the Company first performs a qualitative assessment to determine whether further impairment testing is necessary. If, as a result of its qualitative assessment, it is more-likely-than-not that the fair value of the Company’s reporting unit is less than its carrying amount, the quantitative impairment test will be required. Alternatively, the Company may bypass the qualitative assessment and perform a quantitative impairment test. An impairment loss of goodwill amounted to S$664,000 was recorded for the six months ended June 30, 2023.

F-9

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Operating lease right-of-use assets

The Company determines if an arrangement is a lease at inception. Operating leases are included in property and equipment, and operating lease liability in the Company’s unaudited interim condensed consolidated balance sheets. Operating lease right-of-use (“ROU”) assets are included in the property and equipment. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 -	observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 -	other inputs that are directly or indirectly observable in the marketplace.
Level 3 -	unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, net, deposits prepaid and other current assets, accounts payable, accrued expenses, other current liabilities, convertible loans, and note from a shareholder approximate their fair values because of their generally short maturities.

F-10

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Revenue recognition

Mobility and quick commerce arrangement

The Company recognizes revenue for its ride-hailing and quick commerce marketplace in accordance with ASC 606. The Company generates revenue from commissions and service fees (collectively, “fees”) paid by driver partners and consumers for use of the Ryde platform to connect driver partners with consumers to facilitate and successfully complete transaction via the Application (“App”) where the Company operates as an agent. The Company recognizes revenue upon completion of each transaction. Driver partners and consumers enter into terms of service (“ToS”) with the Company in order to use the Ryde App. Under the ToS, driver partners and consumers agree that the Company retains the applicable fee as consideration for their use of the Ryde platform from the fare and related charges it collects from consumers on behalf of driver partners. The Company is acting as an agent in facilitating the ability for a driver partner to provide a mobility and quick commerce service to a consumer. The Company reports revenue on a net basis, reflecting the fee owed to the Company from a driver partner as revenue, and not the gross amount collected from the consumer.

As the Company’s customary business practice, a contract exists between the driver partner and consumer and the Company when the driver partner’s and consumer’s ability to cancel the transaction lapses, which typically is upon pickup of the consumer or goods. The Company’s single performance obligation in the transaction is to connect driver partners with consumer to facilitate the completion of a successful mobility or quick commerce service for consumer. The Company recognizes revenue upon completion of a transaction as its performance obligation is satisfied upon the completion of the transaction. The Company collects the fare and related charges from consumers on behalf of driver partners using the consumer’s pre-authorized credit card or other payment mechanism and retains its fees before making the remaining disbursement to driver partners; thus the driver partner’s ability and intent to pay is not subject to significant judgment.

Principle vs Agent consideration

Judgment is required in determining whether we are the principal or agent in transactions with driver partners, and consumer. We evaluate the presentation of revenue on a gross or net basis based on whether we control the service provided to the consumers and are the principal (i.e. “gross”), or we arrange for other parties to provide the service to the consumers and are an agent (i.e. “net”). This determination also impacts the presentation of incentives provided to driver partners and discounts and promotions offered to consumers to the extent they are not customers.

For the mobility and quick-commerce transactions, our role is to provide the service to driver partners to facilitate a successful trip or quick-commerce service to consumer. We concluded we do not control the good or service provided by driver partners to consumers as (i) we do not pre-purchase or otherwise obtain control of the goods or services prior to its transfer to the consumers; (ii) we do not direct driver partners to perform the service on our behalf, and (iii) we do not integrate services provided by driver partners with our other services and then provide them to consumers. As part of our evaluation of control, we review other specific indicators to assist in the principal versus agent conclusions. We are not primarily responsible for mobility and quick commerce services provided to consumers, nor do we have inventory risk related to these services. While we facilitate setting the price for mobility and quick commerce services, the driver partners and consumers have the ultimate discretion in accepting the transaction price and this indicator alone does not result in us controlling the services provided to consumers.

In transactions with consumers, we act as an agent of the driver partners by connecting consumers seeking mobility and quick commerce services with driver partners looking to provide these services. Driver partners and consumers are our customers and pay us a fee for each successfully completed transaction with consumers. Accordingly, we recognize revenue on a net basis, representing the fee we expect to receive in exchange for us providing the service to driver partners and consumers.

F-11

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Revenue recognition (continued)

Mobility and quick commerce

The Company derives its mobility and quick commerce revenue primarily from fees paid by driver partners and consumers for use of the platform and related service to connect with consumers and successfully complete a transaction via the platform. The Company recognizes revenue when a transaction is completed.

The presentation of revenue is on a net basis. The Company is an agent as its performance obligation is to arrange for another party (i.e. the driver partners) to provide the mobility and quick commerce services. Through the Company’s application, it allows for the connecting of the driver partners and consumers. The Company only facilitates by connecting the driver partners and consumers. The driver partners are responsible for fulfilling the contract.

Incentives provided to driver partners are recorded as a reduction of revenue if the Company does not receive a distinct good or service or cannot reasonably estimate the fair value of the good or service received. Incentives to driver partners that are not provided in exchange for a distinct good or service are evaluated as variable consideration, in the most likely amount to be earned by the driver partners at the time or as they are earned by the driver partners, depending on the type of incentive. Since incentives are earned over a short period of time, there is limited uncertainty when estimating variable consideration.

Excess driver partners incentives refer to cumulative payments to driver partners that exceed the cumulative revenue that are recognize from driver partners with no future guarantee of additional revenue. Cumulative payments to driver partners could exceed cumulative revenue from driver partners as a result of driver partners incentives or when the amount paid to driver partners for a trip exceeds the fare charged to the consumer. Driver partners incentives largely depend on the business decisions based on market conditions.

When the cumulative amount of driver partners incentives exceeds the cumulative revenue earned since inception of the driver partners relationship, the excess driver partners incentives are recorded in profit or loss as an expense. As a result, driver partners incentives provided to driver partners at the beginning of a relationship are typically classified as cost of revenue, while driver partners incentives provided to driver partners with a more mature relationship are typically classified as a reduction of revenue.

Incentive to consumers

The Company provides consumer incentives in the form of credit upon completion of transaction, with the aim of encouraging consumers to utilize the Ryde platform for their future transactions. These credits are offered to consumers in the market to acquire new consumers, re-engage existing customers, or generally increase overall use of the platform, and are similar to coupons. The Company records these credits as liability on the balance sheet and as driver and riders cost and related expenses in the statement of operations and comprehensive loss at the time these credits are redeemed by the consumers.

Revenue from Advertising

Revenue from advertising is recognized when the advertising services are provided to the merchant. The revenue is recognized at the amount of consideration that the company expects to be entitled to receive, net of any discounts or refunds. If the consideration for the advertising services includes barter trade, the revenue and cost are recognized separately based on the fair value of the barter trade.

The Company derives revenue from digital advertising services provided to merchants under contractual agreements. These services encompass the display of merchants’ advertisements within our mobile/web platform and email channels. Revenue recognition commences at the initiation of the contract period, as stipulated in the signed agreement with our merchant clients. The Company employs the ‘output method’ to measure progress towards fulfilling its performance obligations. Under this method, revenue is recognized proportionately over the duration of the contractual period. This method accurately reflects the faithful depiction of the transfer of services, as it aligns with the nature of the services provided, where revenue is recognized based on the contractual period.

Membership

Revenue from membership is recognized over the period of the membership. The subscription fee is recognized as revenue over the subscription period. Any relevant costs incurred to provide the membership benefits are recognized as cost. The cashback bonuses, exclusive lifestyle and food and beverage perks, and discounts provided to the members are not recognized as revenue.

F-12

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Management has determined that the Company operates in a single segment because there is only one Chief Operating Decision Maker (“CODM”) for the Company who is the Company’s Chief Executive Officer. Operating and financial metrics are applied to the entire Company as whole. The Company’s sales are principally in Singapore.

Concentrations and credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

As of June 30, 2024 and December 31, 2023, the Company’s assets were located in Singapore and the Company’s revenue was principally derived in Singapore.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The Central Provident Fund paid to The Central Provident Fund Board in Singapore is S$99,000 (US$74,000) and S$104,000 for the six months ended June 30, 2024 and 2023 respectively.

Share-based compensation

The Company follows ASC 718, Compensation —Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards, including restricted stock units, based on estimated grant date fair values. Share-based compensation are valued using the market price of the Company’s common shares on the date of grant. The Company records compensation expense, net of estimated forfeitures, over the requisite service period.

Awards classified in equity under ASC 718 that may be subject to temporary equity classification include:

●	Shares with a repurchase feature that the employee can exercise only after the shares have been vested for at least six months, as well as options on such shares.
●	Shares that have a contingent repurchase feature that is outside the control of the employee and the entity if it is currently probable that the contingency would not occur. Examples include shares redeemable only on the occurrence of a liquidity event, such as a change of control.
●	Options that have a contingent cash-settlement provision not within the employee’s or the entity’s control if it is not currently probable that the contingency would occur.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carry forwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the six months ended June 30, 2024 and 2023.

F-13

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attaching conditions will be complied with. Government grants shall be recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. Government grant is recognized as ‘Other income’ in profit or loss.

The following is a description of the government grants the Company have received:

●	The Jobs Growth Incentive (“JGI”): To support employers to expand local hiring from September 2020 to March 2023. The duration of JGI support will vary depending on when the local hire was hired and the characteristics of the local hire.
●	The Progressive Wage Credit Scheme: It was introduced in Singapore Budget 2022 to provide transitional wage support for employers to adjust to upcoming mandatory wage increases for lower-wage workers covered by the Progressive Wage and Local Qualifying Salary requirements and voluntarily raise wages of lower-wage workers.
●	CPF Transition Offset: Transitory wage offsets provided by the Government equivalent to 50% of each year’s increase in employer CPF contribution rates for every Singaporean and Permanent Resident employee aged above 55 to 70 to alleviate the rise in business costs due to the increase in CPF contribution rates for senior workers.
●	Government-Paid Leave schemes: Leave schemes provided by the Government to support parents in having and raising children by reimbursing the companies for leaves taken by eligible employees.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the six months ended 30 June 2024 and 2023.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for money market loans, bank overdrafts and floating interest rate loans. The Company does not utilize interest rate derivatives to minimize its interest rate risk.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

F-14

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (continued)

Recent Adopted Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,” which clarifies that contractual sale restrictions are not considered in measuring fair value of equity securities and requires additional disclosures for equity securities subject to contractual sale restrictions. The standard is effective for public companies for fiscal years beginning after December 15, 2023. We adopted the ASU on January 1, 2024. The additional required disclosures did not have a material impact on our condensed consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures (Topic 280). The standard requires incremental disclosures related to reportable segments, including disaggregated expense information and the title and position of the company’s chief operating decision maker (“CODM”), as identified for purposes of segment determination. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Entities must adopt the changes to the segment reporting guidance on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and does not expect materials impact to its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard will be effective for public companies for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on our consolidated financial statements and does not expect materials impact to its consolidated financial statements.

F-15

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3	Deposits, prepaid expenses and other current assets

	December 31, 2023	June 30, 2024	June 30, 2024
	S$’000	S$’000	US$’000

Deposits	209	209	154
Prepayments	120	3,653	2,696
Other receivables	173	259	191
Provision for expired credits	158	150	111
	660	4,271	3,152

As of June 30, 2024, included in prepayments of S$3,465,000 (US$2,557,000) was pertaining to prepayments to certain consultants for consulting services over a period of 20 months from the date of the Consulting Agreements. The consulting services to be provided to the Company pursuant to the Consulting Agreements dated January 20, 2024, include participate in Company’s business and management meetings and contribute to Company’s business plans; assisting Company in corporate development by introducing customers or strategic partners to Company to drive business growth; strategizing with the Company on its positioning and road map for capital raising, and assist in dealing with investor relation matters.

4	Property and equipment, net

	December 31, 2023	June 30, 2024	June 30, 2024
	S$’000	S$’000	US$’000

Computer	81	72	53
Office	1	1	1
Operating lease right-of-use assets	96	96	71
Total	178	169	125
Less: accumulated depreciation	(117)	(137)	(101)
Net book value	61	32	24

Depreciation expense for the six months ended June 30, 2024 and 2023 was S$29,000 (US$21,000) and S$31,000 respectively.

The Company’s operating lease right-of-use assets is related to the office lease agreements with lease terms for two years. The Company’s lease agreement do not contain any material residual value guarantees or material restrictive convents. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year or less.

5	Intangible assets, net

	December 31, 2023	June 30, 2024	June 30, 2024
	S$’000	S$’000	US$’000

Developed technology	3,140	3,403	2,511
Others	5	5	4
Total	3,145	3,408	2,515
Less: accumulated amortization	(2,472)	(2,690)	(1,985)
Net book value	673	718	530

Amortization expenses for the six months ended June 30, 2024 and 2023 was S$218,000 (US$161,000) and S$150,000 respectively. The weighted average remaining useful life of developed technology is 2 years 6 months.

The Company’s estimated aggregate future amortization expenses for intangible assets subject to amortization as of June 30, 2024, as follows:

June 30, 2024
US$’000

July to December 2024	211
Financial year ending 2025 to 2027	501

F-16

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6	Goodwill, net

	December 31, 2023	June 30, 2024	June 30, 2024
	S$’000	S$’000	US$’000

Acquisition	664	664	490
Goodwill impairment	(664)	(664)	(490)
	-	-	-

Acquisition of Meili Technologies Pte. Ltd. and its subsidiaries (“Meili Group”)

On February 20, 2023, Ryde Technologies Pte. Ltd. entered into a Sale and Purchase Agreement for the acquisition of Meili Group, a last-mile on-demand logistics service provider in Singapore. The Meili Group comprises of Meili Technologies Pte. Ltd. and its wholly-owned subsidiary, Meili Technologies Malaysia Sdn. Bhd. (“Meili Malaysia”), which located in Malaysia. Meili Malaysia is a dormant since the date of incorporation on December 16, 2021. The acquisition is expected to contribute to the growth of the Company’s current quick commerce business.

The purchase consideration was satisfied by the issuance of exchangeable notes to the Meili Noteholders each exchangeable into shares in the Company. Under the terms and conditions of the exchangeable notes, unless previously redeemed or exchanged into shares in the Company, the purchase consideration will be mandatorily exchanged into shares of the Company upon the occurrence of the Company obtaining the receipt of the notification from a recognized exchange for the filing of the offer document for the listing. The mandatory exchange of the exchangeable notes into shares of the Company will be based on a 25% discount to the price per share on the post-money valuation of the Company immediately following the listing. As of June 30, 2023, the fair value of the purchase consideration is S$600,000.

In connection with the acquisition of Meili Group, the Company recognized identifiable assets and assumed liabilities at their respective fair values on a provisional basis as of February 20, 2023. These values are subject to change upon receipt of all the necessary information about the facts and circumstances that were in existence as of the acquisition date. The key information in this regard pertains to the value of the consideration used in measuring goodwill, which is subject to the post-money valuation of the Company and the completion of the exchange of all of the exchangeable notes held by the Meili Noteholders.

The following table summarizes the fair value of the assets acquired and liabilities assumed as of February 20, 2023:

S$’000

Cash and cash equivalents	63
Accounts receivable, net	12
Deposits, prepaid expenses and other current assets	76
Total identifiable assets acquired	151
Total liabilities assumed	(215)
Net liabilities acquired	(64)
Goodwill	664
Total acquisition consideration	600

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill.

Goodwill Impairment

In 2023, we performed an interim goodwill impairment test by comparing the fair value of the Meili Group to its carrying value. The fair value was determined as a sum of the discounted cash flow (“DCF”) method. The significant unobservable inputs used in the fair value measurement include discount rate of 6.12%, growth rate of 5% to 10%, and dividend yield of 0%. The carrying value of Meili Group exceeded its fair value, and as a result, a goodwill impairment charge of S$664,000 was recorded in the unaudited interim condensed consolidated statements of operations for the six months ended June 30, 2023.

7	Related party transactions and balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate.

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2024 and December 31, 2023:

Name of related parties	Relationship with the Company
DLG Ventures Pte. Ltd.	Shareholder

i) Significant transactions with related parties were as follows:

	For the six-month ended June 30,
	2023	2024	2024
	S$’000	S$’000	US$’000

Interest expense on note from a shareholder	4	37	27

ii) Significant balances with related parties were as follows:

	December 31, 2023	June 30, 2024	June 30, 2024
	S$’000	S$’000	US$’000

Related parties
Note from a shareholder	2,850	-	-

F-17

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	Convertible loans

	December 31, 2023	June 30, 2024	June 30, 2024
	S$’000	S$’000	US$’000

Convertible loan from noteholders (a)	368	-	-
Convertible loans (b)	1,950	-	-
Debt issuance cost (b)	(15)	-	-
	2,303)	-	-
Less: Current portion	(2,303)	-	-
Non-current portion	-	-	-

(a)	Convertible loan from noteholders

This refers to an exchangeable note amounting to S$600,000 arising from the acquisition by Ryde Technologies Pte. Ltd. of Meili Technologies Pte. Ltd. pursuant to which the purchase consideration was satisfied by the issuance of exchangeable notes to the Meili Noteholders each exchangeable into shares in the Company. In September 2023 and on March 14, 2024, a total of 38,251 and 68,478 Class A Ordinary Shares, respectively, were issued to certain Meili Noteholders pursuant to an exchange of their exchangeable notes under the exchangeable note subscription agreement dated 12 April 2023.

(b)	Convertible loan from third parties

The convertible loan as of December 31, 2023 are set out below:

Loan	Currency	Period	Interest rate per annum	Guarantees	Other security	Carrying amount (S$’000)	Carrying amount (US$’000)
Unsecured fixed rate convertible loan	SGD	24-month	5%	Nil	-	1,935	1,467

The convertible loans are repayable on or before February 28, 2024. There is no repayment and no interest paid for the financial year ended December 31, 2023. In March 2024, the convertible loan has been fully repaid.

On July 11, 2023, Ryde Technologies Pte. Ltd. (“Ryde Tech”) entered into a Second Supplemental Agreement with third parties (the “Agreement”). The Agreement give rise to Ryde Tech to redeem the convertible loan of S$1.95 million on the listing date.

The convertible loan of S$3.25 million will give rise to the third parties’ rights to the conversion into 1,155,350 Class A Ordinary Shares of the Company, at an issue price of S$2.81 per Ordinary Shares. The 1,155,350 Class A Ordinary Shares represented 7.14% of total Class A Ordinary Shares of the Company after the conversion. In September 2023, the Company issued 1,155,350 Class A Ordinary of the Company.

F-18

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	Note from a shareholder

	December 31, 2023	June 30, 2024	June 30, 2024
	S$’000	S$’000	US$’000

Current
Note from a shareholder	2,850	-	-

The note from a shareholder as of December 31, 2023 are set out below:

Note	Currency	Period	Interest rate per annum	Guarantees	Other security	Carrying amount (S$’000)	Carrying amount (US$’000)
Unsecured fixed rate note	SGD	12-month	12%	Nil	-	2,000	1,516
Unsecured fixed rate note	SGD	6-month	-	Nil	-	850	644

10	Operating lease obligation

	December 31, 2023	June 30, 2024	June 30, 2024
	S$’000	S$’000	US$’000

Current portion	49	25	18

The Company’s operating lease right-of-use assets is related to the office lease agreements with lease terms for two years. The Company’s lease agreement do not contain any material residual value guarantees or material restrictive convents. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year or less.

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of June 30, as follow:

Twelve months ending June 30,	Minimum lease payment
US$’000

2025	19
Total future lease payment	19
Amount representing interest	(1)
Present value of operating lease liabilities	18
Less: current portion	(18)
Non-current portion	-

The following summarizes other supplemental information about the Company’s operating leases as of June 30, 2024:

Weighted average discount rate	5%
Weighted average remaining lease term (years)	0.58

F-19

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11	Income taxes

Caymans and BVIs

The Company and its subsidiary are domiciled in the Cayman Island and British Virgin Islands. The locality currently enjoys permanent income tax holidays; accordingly, the Company and Ryde Group (BVI) Limited do not accrue for income taxes.

Singapore

Ryde Technologies Pte. Ltd. and Meili Technologies Pte. Ltd. are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Malaysia

Meili Technologies (M) Sdn. Bhd. is subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, if the Company has a paid-up capital of MYR 2.5 million or less, and gross income from business of not more than MYR 50 million, the tax rates will be 15% on the first MYR 150,000, 17% on amount between MYR150,001 to MYR600,000, and 24% on amount exceeding MYR 600,000.

The income tax provision in both current and deferred portions are nil for the six months ended June 30, 2024 and 2023, respectively.

A reconciliation between the Group’s actual provision for income tax and the provision at the respective statutory rate was as follows:

	For the six-month ended June 30,
	2023	2024	2024
	S$’000	S$’000	US$’000

Loss before income taxes	(3,999)	(13,542)	(9,992)

Tax at the domestic rates applicable to profit or loss in the countries where the Group operates	(680)	(268)	(198)
Reconciling items:
Non-deductible expenses	144	42	31
Government grant not subject to tax	(6)	(5)	(4)
Valuation allowance for tax losses	545	226	167
Others	(3)	5	4
Tax charge	-	-	-

Significant components of the Company’s deferred tax balances as of June 30, 2024 and December 31, 2023 are as follows:

	December 31, 2023	June 30, 2024	June 30, 2024
	S$’000	S$’000	US$’000
Deferred tax assets
Tax losses carry forwards	2,635	2,079	1,534
Less: Valuation allowance	(2,635)	(2,079)	(1,534)
Total deferred tax assets	-	-	-

Deferred tax liabilities
Total deferred tax liabilities	32	32	24

Deferred tax liability in relating to the fair value of intangible assets arising from the acquisition of Meili Technologies Pte. Ltd.

F-20

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11	Income taxes (continued)

The tax losses carry forwards is available for offsetting against future taxable profits for which no deferred tax asset is recognized due to uncertainty of its recoverability. The realization of the future income tax benefits from the tax losses carry forwards is available for an unlimited future period subject to the compliance with certain provisions of the tax legislations of the countries in which the group companies operate.

As of June 30, 2024, the open tax year for our entities in Singapore and Malaysia is the tax year 2023.

12	Revenue

	For the six months ended June 30,
	2023	2024	2024
	S$’000	S$’000	US$’000

Mobility	3,129	2,783	2,054
Quick commerce	86	98	72
Membership	313	308	227
Advertising initiative	1,704	1,140	841
Others	-	47	35
	5,232	4,376	3,229

13	Other income

	For the six months ended June 30,
	2023	2024	2024
	S$’000	S$’000	US$’000

Government grants	35	28	21
Others	14	15	11
	49	43	32

14	Other expenses

	For the six months ended June 30,
	2023	2024	2024
	S$’000	S$’000	US$’000

Information technology expenses	587	684	505
Legal and professional fees	1,148	2,313	1,707
Marketing and advertising	1,919	1,374	1,014
Rental	21	3	2
Others	76	381	281
	3,751	4,755	3,509

F-21

RYDE GROUP LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15	Share-based compensation

	For the six-month ended June 30,
	2023	2024	2024
	S$’000	S$’000	US$’000

Share-based compensation	-	9,807	7,237

In June 2024, the Company issued 1,500,000 Class A Ordinary Shares of the Company to certain consultants. The consulting services provided by the Consultants to the Company pursuant to the Consulting Agreements include: review and provide advice on the Company’s strategic plans; meet with focus groups and interested parties to discuss the Company’s strategic plans; provide advice on how best to position the Company and its subsidiaries in the future; propose potential acquisition targets for the Company and its subsidiaries; and assist in dealing with the corporate matters entrusted to the Consultants by the Company and its subsidiaries.

The fair value of the Class A Ordinary Shares issued to consultants was measured based on the closing market share price of US$4.84 per share.

During the period ended June 30, 2024, the Company recognized share-based compensation of S$9,807,000 (US$7,237,000) in the consolidated statements of operations and comprehensive loss.

16	Loss per share

The following table sets forth the computation of basic and diluted loss per share attributable to ordinary shareholders for the six months ended June 30, 2024 and 2023 (in thousands):

	For the six months ended June 30,
	2023	2024	2024
	S$’000	S$’000	US$’000

Net loss and other comprehensive loss	(3,999)	(13,505)	(9,965)
Less: Comprehensive loss attributable to non-controlling interest	(30)	(12)	(9)
Comprehensive loss for the period attributable to Ryde Group Ltd	(3,969)	(13,493)	(9,956)

Basic weighted-average ordinary shares outstanding	11,702	16,577	16,577

Basic and diluted loss per share attributable to Ryde Group Ltd	(0.34)	(0.81)	(0.60)

The following weighted-average effects of potentially dilutive convertible loan from third parties were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the six months ended June 30, 2024 and 2023 (in thousand):

	June 30, 2023	June 30, 2024

Convertible shares for loan from third parties	587	-

17	Subsequent events

The Company has assessed all subsequent events through October 23, 2024, which is the date that these consolidated financial statements are issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statement.

(a) Incorporation of a new subsidiary

On August 2, 2024, the Company incorporated a new subsidiary in Singapore, namely RGTC Pte Ltd.

(b) Issuance of new shares to Maxim Partners LLC

On September 12, 2024, the Company issued 107,555 Class A Ordinary Shares to Maxim Partners LLC upon its cashless exercise of representative’s warrants that were issued to Maxim in connection with the Company’s IPO.

(c) Completion of public offering

On September 26, 2024, Ryde Group Ltd entered into a placement agency agreement with Maxim Group LLC as the exclusive placement agent for an offering of 5,300,000 units, each consisting of one Class A Ordinary Share and one warrant to purchase a Class A Ordinary Share at $0.85 per unit. The Company also entered into a securities purchase agreement with purchasers and a warrant agency agreement with VStock Transfer LLC. The offering was registered with the SEC on Form F-1 (Registration No. 333-282076), declared effective on September 25, 2024, and closed on September 27, 2024. The Company paid Maxim Group LLC a 7.0% cash fee of gross proceeds and agreed to restrictions on future share issuance for six months post-closing. The warrants, exercisable immediately, have a five-year expiry and ownership limitations. In this offering, the Company received gross proceeds in the amount of US$4.5 million before deducting any underwriting discount or expenses.

F-22